CORPACQ GROUP PLC

CorpAcq House, 1 Goose Green

Altrincham, United Kingdom WA14 1DW

VIA EDGAR

March 6, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	CorpAcq Group Plc Amendment No. 4 to Registration Statement on Form F-4 Filed February 29, 2024

File No.: 333-275613

Dear Ms. Rivera:

CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on March 6, 2024 (the “Verbal Comment”), regarding Amendment No. 4 to the Company’s Registration Statement on Form F-4 filed with the Commission on February 29, 2024 (the “Registration Statement”). Concurrently with the transmission of this letter, we are publicly filing Amendment No. 5 to the Company’s Registration Statement with the Commission through EDGAR (the “Amendment”), which includes changes intended to respond to the Verbal Comment.

For the Staff’s convenience, we have reproduced the text of the Verbal Comment in bold and italics below, followed by the Company’s response. All page references in the response set forth below refer to page numbers in the Amendment. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amendment.

Amendment No. 5 to Registration Statement on Form F-4

1.	We note your risk factor disclosure on page 135 states that the Finance Bill for 2023-2024 has not been enacted. Please update your risk factor disclosure now that the Finance Bill has received royal assent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 136-137 of the Amendment to address this comment.

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, Esq. at Michael.Lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Stephen Scott
Stephen Scott Chief Operating Officer
CorpAcq Group Plc

cc:

Michael S. Lee, Reed Smith LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP